WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2018

(In thousands)

Net income	$	28,092
Other comprehensive income:		
Postretirement medical liability, net of income tax expense of $202		642
Comprehensive income		28,734
Comprehensive loss attributable to redeemable noncontrolling interests		(9)
Comprehensive income attributable to Waddell & Reed, Inc. and Subsidiaries	$	28,743

See accompanying notes to consolidated financial statements.